[LETTERHEAD OF STONEMOR PARTNERS L.P.]

March 17, 2016

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Division of Corporation Finance

Re:	Registration Statement on Form S-4
Filed March 17, 2016
File No. 333-210265

Ladies and Gentlemen:

This letter accompanies the above-captioned Registration Statement on Form S-4 (the “Registration Statement”) of StoneMor Partners L.P., a Delaware limited partnership (“Partnership”), and Cornerstone Family Services of West Virginia Subsidiary, Inc., a West Virginia corporation (the “Cornerstone Co.” and, together with the Partnership, the “Issuers”), with respect to an offer to exchange (the “Exchange Offer”) the Issuers’ 7 7/8% Senior Notes due 2021 (the “Outstanding Notes”), which were originally issued on May 28, 2013 to international and U.S. investors pursuant to Regulation S and Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), for new notes with terms materially identical to the Outstanding Notes but which have been registered under the Securities Act (the “Exchange Notes”). In connection with the Registration Statement, the Issuers hereby confirm and represent as follows:

1. The Issuers are registering the Exchange Offer in reliance on the position and representations of the staff of the Securities and Exchange Commission (the “Staff”) set forth in Shearman & Sterling, SEC No-Action Letter (available July 2, 1993), Morgan Stanley & Co., Inc., SEC No-Action Letter (available June 5, 1991), and Exxon Capital Holding Corp., SEC No-Action Letter (available May 13, 1988) (together, the “No Action Letters”).

2. The Issuers have not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be issued in the Exchange Offer and, to the best of the Issuers’ knowledge and belief, each person participating in the Exchange Offer is acquiring the

Securities and Exchange Commission

March 17, 2016

Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer. In this regard, the Issuers will make each person participating in the Exchange Offer aware (through the prospectus or the letter of transmittal) that, if such person is tendering Outstanding Notes in the Exchange Offer with the intention of participating in any manner in a distribution of the Exchange Notes, such person (i) cannot rely on the Staff’s position enunciated in the No Action Letters or interpretative letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act, in connection with a secondary resale transaction. The Issuers acknowledge that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 or Item 508, as applicable, of Regulation S-K.

3. The Issuers will make each person participating in the Exchange Offer aware (through the prospectus or the letter of transmittal) that any broker-dealer that will receive Exchange Notes for its own account in exchange for Outstanding Notes that were acquired as a result of market-making activities or other trading activities may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes.

4. Neither the Issuers nor any of their respective affiliates have entered into any arrangement or understanding with any broker-dealer to distribute the Exchange Notes.

5. The Issuers will include in the letter of transmittal to be submitted by an exchange offeree in order to participate in the Exchange Offer a provision to the effect that if the exchange offeree is a broker-dealer holding Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, such broker-dealer will acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Outstanding Notes pursuant to the Exchange Offer.

If any additional supplemental information is required by the Staff, please contact the undersigned at (215) 826-2800 or Brenda Lenahan of Vinson & Elkins L.L.P., whose telephone number and mailing address are shown on the facing sheet of the Registration Statement.

Very truly yours,

STONEMOR PARTNERS L.P.

By:	STONEMOR GP LLC
its General Partner

	By:	/s/ Sean P. McGrath
Sean P. McGrath
Chief Financial Officer and Secretary

CORNERSTONE FAMILY SERVICES OF WEST VIRGINIA SUBSIDIARY, INC.

	By:	/s/ David Meyers
David Meyers
President and Chief Executive Officer

cc: Brenda Lenahan, Vinson & Elkins L.L.P.

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